SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FEDNAT HOLDING COMPANY
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
31431B109
(CUSIP Number)
Ronald D. Bobman c/o Capital Returns Management, LLC 641 Lexington Avenue, 18th Floor New York, NY 10022 Telephone: (212) 813 0860
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2019 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS CAPITAL RETURNS MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 839,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 839,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1) This percentage is based on a total of 12,836,401 Shares outstanding as of May 1, 2019, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019 as filed with the Securities and Exchange Commission on May 8, 2019.

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS RONALD D. BOBMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 839,651
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 839,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1) This percentage is based on a total of 12,836,401 Shares outstanding as of May 1, 2019, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019 as filed with the Securities and Exchange Commission on May 8, 2019.

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 23, 2019 (the “Original Schedule 13D”, and the Original Schedule 13D as amended hereby, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of FedNat Holding Company, a Florida corporation (the “Company” or the “Issuer”). This Amendment No. 1 amends Item 4 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.

PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

On July 26, 2019, Capital Returns Management, LLC filed suit in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida seeking an order to compel the Company to hold its 2019 annual meeting of shareholders as required under the Florida Business Corporation Act.

CUSIP No. 31431B109	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 30, 2019

CAPITAL RETURNS MANAGEMENT, LLC

By:	Ronald D. Bobman
Its:	Sole Manager

By:	/s/ Ronald D. Bobman
Name:	Ronald D. Bobman
Title:	Sole Manager

RONALD D. BOBMAN

/s/ Ronald D. Bobman